Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and six months ended June 30, 2024 and 2023

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	June 30, 2024	December 31, 2023
ASSETS

Current
Cash and cash equivalents		$127,261	$91,135
Marketable securities		910	1,554
Receivables		1,592	3,225
Other		2,123	1,588
		131,886	97,502

Deposits	8	3,633	2,102
Exploration and evaluation interests	5,8	70,641	62,414
Capital assets	5,8	40,049	32,969
Other	6	2,226	—

Total assets		$248,435	$194,987

LIABILITIES

Current
Accounts payable and accrued liabilities	8,9	$24,222	$20,588
Current portion of flow-through share premium liability	7	11,831	3,137
Current portion of lease liabilities	5,8	9,180	1,061
Other		630	449
		45,863	25,235

Convertible debenture	4	—	22,775
Flow-through share premium liability	7	10,591	—
Lease liabilities		8,226	8,546
Provision for closure and reclamation		13,165	13,654
Other		468	242

Total liabilities		78,313	70,452

SHAREHOLDERS’ EQUITY

Capital stock	7	661,162	552,397
Commitment to issue shares		500	750
Reserves		46,033	48,299
Deficit		(537,573)	(476,911)

Total shareholders’ equity		170,122	124,535

Total liabilities and shareholders’ equity		$248,435	$194,987

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 10)

SUBSEQUENT EVENTS (NOTE 6, 7 AND 10)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Accretion		$262	$58	$505	$121
Administrative compensation	9	1,223	1,427	2,497	2,811
Change in fair value of convertible debenture	4	1,973	—	3,153	—
Communications		315	337	820	624
Consulting	1,9	1,362	376	1,840	514
Depreciation		220	71	448	142
Exploration and evaluation	5	27,260	14,677	47,307	25,729
Flow-through share premium recovery		(386)	(921)	(715)	(1,118)
Foreign exchange loss		541	—	534	4
Insurance		263	585	556	1,117
Interest income		(670)	(438)	(1,672)	(680)
Loss on recognition of sublease		65	—	285	—
Loss on marketable securities		459	188	606	553
Office and administration		378	316	889	697
Professional fees	1	856	376	1,238	871
Share-based payments	7,9	744	2,352	3,745	4,512
Transfer agent and listing fees		120	82	367	332

Loss and comprehensive loss for the period		$(34,985)	$(19,486)	$(62,403)	$(36,229)

Loss per share – basic and diluted		$(0.38)	$(0.24)	$(0.69)	$(0.45)

Weighted average number of common shares outstanding – basic and diluted		91,796,348	82,197,543	91,056,550	80,045,553

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

						Total
	Capital Stock		Commitment to	Reserves		Shareholders’
	(Note 8)		Issue Shares	(Note 8)	Deficit	Equity
	Shares	Amount
Balance December 31, 2022	77,655,882	$464,029	$1,250	$39,879	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	73,537
Acquisition of exploration and evaluation interests (Note 5)	30,413	250	(250)	—	—	—
Exercise of options	267,108	1,617	—	(585)	—	1,032
Vesting of restricted share units	76,923	1,000	—	(1,000)	—	—
Tahltan Investment Rights	119,785	1,500	—	(1,500)	—	—
Exercise of warrants	9,657	90	—	(25)	—	65
Share issue costs	—	(4,074)	—	—	—	(4,074)
Share-based payments	—	—	—	5,778	—	5,778
Loss for the period	—	—	—	—	(36,229)	(36,229)
Balance June 30, 2023	88,164,768	$537,949	$1,000	$42,547	$(404,160)	$177,336

Balance December 31, 2023	90,296,093	$552,397	$750	$48,299	$(476,911)	$124,535
Private placement	15,440,679	122,750	—	—	—	122,750
Acquisition of exploration and evaluation interests (Note 5)	40,193	250	(250)	—	—	—
Exercise of options	45,584	291	—	(92)	—	199
Vesting of restricted share units	502,253	5,559	—	(5,559)	—	—
Tahltan Investment Rights	79,858	1,000	—	(1,000)	—	—
Share issue costs (Note 6)	—	(1,085)	—	—	—	(1,085)
Flow-through share premium	—	(20,000)	—	—	—	(20,000)
Share-based payments	—	—	—	6,126	—	6,126
Extinguishment of convertible debenture (Note 4)	—	—	—	(1,741)	1,741	—
Loss for the period	—	—	—	—	(62,403)	(62,403)
Balance June 30, 2024	106,404,660	$661,162	$500	$46,033	$(537,573)	$170,122

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Loss for the period		$(34,985)	$(19,486)	$(62,403)	$(36,229)
Items not affecting cash
Accretion		406	110	697	226
Change in fair value of convertible debenture	4	1,973	—	3,153	—
Depreciation		1,660	510	2,412	1,014
Flow-through share premium recovery		(386)	(921)	(715)	(1,118)
Loss on marketable securities		459	188	606	553
Loss on recognition of sublease		65	—	285	—
Share-based payments	7	1,720	3,340	5,799	5,778
Unrealized foreign exchange loss		519	—	519	—
Other		23	—	(7)	—
Changes in non-cash operating working capital
Receivables		(44)	1,265	1,649	814
Other		(727)	60	(230)	(861)
Accounts payable and accrued liabilities		7,371	363	3,072	(2,557)
Net cash used in operating activities		(21,946)	(14,571)	(45,163)	(32,380)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		—	147	38	148
Deposits paid		(1,531)	(149)	(7,507)	(1,963)
Exploration and evaluation asset expenditures		(1,290)	(1,011)	(2,077)	(1,011)
Purchase of capital assets		(386)	(432)	(2,059)	(592)
Settlement of other liabilities arising from mineral property acquisitions	5	(250)	(1,650)	(250)	(1,650)
Net cash used in investing activities		(3,457)	(3,095)	(11,855)	(5,068)

FINANCING ACTIVITIES
Receipt of leasehold incentive		905	—	905	—
Lease payments		(1,453)	(203)	(1,872)	(406)
Repayment of convertible debenture	4	(25,928)	—	(25,928)	—
Proceeds from bought deal financing	7	—	73,537	—	73,537
Proceeds from private placements	7	122,750	—	122,750	—
Proceeds from option exercises	7	109	12	200	1,032
Proceeds from warrant exercises	7	—	—	—	65
Share issue costs	7	(251)	(3,936)	(336)	(3,936)
Other		(2,056)	—	(2,107)	—
Net cash provided by financing activities		94,076	69,410	93,612	70,292

Effect on foreign exchange rates on cash and cash equivalents		(468)	—	(468)	—

Change in cash and cash equivalents during the period		68,205	51,744	36,126	32,844
Cash and cash equivalents, beginning of the period		59,056	21,702	91,135	40,602

Cash and cash equivalents, end of the period		$127,261	$73,446	$127,261	$73,446

Cash and cash equivalents are comprised of:
Cash				$126,867	$23,129
Cash equivalents				394	50,317
Cash and cash equivalents				$127,261	$73,446

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration and evaluation of mineral properties focused in British Columbia. The Company’s corporate office is located at 2600 – 1133 Melville Street, Vancouver, British Columbia, V6E 4E5. The Company’s stock is trading on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

On June 24, 2024, the Company entered into binding commitments with Orion Resource Partners (“Orion”) with respect to a construction financing package for the development and construction of the Eskay Project (“Eskay”). The financing package is comprised of private placements, a Gold Stream, and a Senior Secured Term Loan facility (Note 6).

As long as the Company meets the conditions precedent to the Gold Stream and Senior Secured Term Loan, the Company anticipates that proceeds from the construction financing package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure further financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation). There can be no guarantees that future financings will be available on acceptable terms, or at all.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023.

Except as disclosed in Note 3, the accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on August 8, 2024.

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Except as disclosed below, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2023.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates

●	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There will be a high degree of estimation uncertainty associated with the inputs in the models used to value the stream derivative liability at each future reporting period (a level 3 fair value measurement), including the Company's forecast gold production, gold prices, volatility, and credit spread.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New accounting policy adopted in 2024

Derivative liabilities

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in the consolidated statement of loss.

Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. The fair value of derivative instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. All derivative instruments are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes derivative instruments when its contractual obligations are discharged or cancelled, or they expire.

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows (“IAS 7”), and IFRS 7, Financial Instruments Disclosures (“IFRS 7”), to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	June 30, 2024	December 31, 2023
Cash and cash equivalents	Amortized cost	$127,261	$91,135
Marketable securities	Fair value through profit or loss	$910	$1,554
Receivables	Amortized cost	$27	$957
Deposits	Amortized cost	$3,633	$2,102
Contingent consideration receivable	Fair value through profit or loss	$—	$—
Accounts payable	Amortized cost	$21,415	$16,074
Convertible debenture	Fair value through profit or loss	$—	$22,775
Other liabilities	Amortized cost	$1,098	$691

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rate of interest being received or charged.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The carrying value of the Company’s marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1).

The fair value of the contingent consideration receivable is subject to significant estimates relating to the probability of the occurrence of certain events (Level 3).

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The fair value of the convertible debenture was subject to significant estimates relating to the probability and timing that (i) the Company will complete a project financing of at least US$200,000,000 during the term of the convertible debenture; and (ii) there will be a change of control, calculated using the partial differential equation approach (Level 3). In June 2024, the Company completed a project financing (Note 6). Under the terms of the convertible debenture, the Company repaid in full the amount owing of $25,928,000, including $928,000 of accrued interest, to the counterparty. As a result, the Company derecognized the liability component of the convertible debenture and transferred the original equity component of $1,741,000 from Reserves to Deficit. Prior to repayment, during the three and six months ended June 30, 2024, the fair value of the liability component of the convertible debenture increased by $1,973,000 and $3,153,000, respectively (2023 – $nil and $nil).

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to the carrying value of its cash and cash equivalents, receivables and deposits totaling $132,486,000 (December 31, 2023 – $96,462,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company's receivables consist primarily of sales taxes due from the Federal Government of Canada and interest from Canadian financial institutions.

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

●	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate. Once draws are made on the Gold Stream, the Company will be exposed to credit spread risk on the gold stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. The Company does not use derivative instruments to reduce its exposure to interest rate risk. Based on the balances of these instruments at June 30, 2024, a 1% increase (decrease) in interest rates at June 30, 2024 would have decreased (increased) net loss before tax by $1,260,000.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk (continued)

●	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At June 30, 2024, the Company has US$16,658,000 of cash and cash equivalents. Once draws are made on the Senior Secured Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. Once draws are made on the Gold Stream, the Company will be exposed to foreign exchange risk on the gold stream derivative liability. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments at June 30, 2024, a 1% increase (decrease) in foreign exchange rates at June 30, 2024 would have decreased (increased) net loss before tax by $223,000.

●	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At June 30, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at June 30, 2024 would have resulted in a $91,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. Once draws are made on the Gold Stream, the Company will be exposed to gold price risk on the gold stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

As described in Note 6, on June 24, 2024, the Company entered into a construction financing package for the development and construction of Eskay. As long as the Company meets the conditions precedent to the Gold Stream and the Senior Secured Term Loan, the Company anticipates that proceeds from the construction financing package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay.

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk (continued)

The undiscounted financial liabilities and commitments as of June 30, 2024 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$21,415	$—	$—	$21,415
Commitments to spend on exploration and development[1]	58,004	52,953	—	110,957
Reclamation and mine closure	33	304	26,859	27,196
Leases[2]	11,851	7,635	12,058	31,544
Other liabilities	712	540	—	1,252
Contractual obligations	7,224	—	—	7,224
Total	$99,239	$61,432	$38,917	$199,588
(1)	Amounts represent commitments to spend on qualifying Canadian Exploration Expenses (“CEE”) and Canadian Development Expenses (“CDE”) as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2023 and, as a result, the Company is required to spend $10,957,000 in CEE prior to December 31, 2024. The Company issued $100,000,000 in flow-through common shares during the six months ended June 30, 2024 and, as a result, the Company is required to spend $27,572,000 in CDE by December 31, 2024 and $72,428,000 in CDE by December 31, 2025.
(2)	Including non-lease components such as common area maintenance and other costs.

5.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	Snip	Other	Total
Balance, December 31, 2022	$78,488	$959	$15,991	$95,438
Change of estimate to closure and reclamation	6,910	510	—	7,420
Additions	15,334	—	132	15,466
Sale of royalty	(55,910)	—	—	(55,910)
Balance, December 31, 2023	$44,822	$1,469	$16,123	$62,414
Change of estimate to closure and reclamation	(391)	(197)	—	(588)
Additions	8,815	—	—	8,815
Balance, June 30, 2024	$53,246	$1,272	$16,123	$70,641

Eskay Creek Property, British Columbia, Canada

On December 18, 2023, the Company sold a 1% net smelter return royalty on Eskay to Franco-Nevada Corporation for cash consideration of $56,000,000 and contingent cash consideration of $3,000,000 to $4,500,000 which is payable to the Company upon completion of certain milestones. As of June 30, 2024, the milestones have not been completed.

During the year ended December 31, 2023, the Company acquired five mineral claims for cash consideration of $4,000,000 and incurred $11,334,000 relating to earthworks for certain infrastructure at Eskay.

During the six months ended June 30, 2024, the Company incurred and capitalized $7,979,000 (2023 – $nil) relating to the engineering and fabrication of certain mill equipment and preliminary drawings for the future mine plant at Eskay (Note 8).

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada (continued)

During the six months ended June 30, 2024, the Company entered into various short-term mobile equipment lease agreements with purchase options for Eskay, which resulted in recognition of right-of-use capital assets and corresponding lease liabilities of approximately $9 million (2023 – $nil).

Other properties

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. As at December 31, 2023, the Company had paid $750,000 in cash and issued 110,221 common shares in satisfaction of the first three payments. In April 2024, the Company paid $250,000 in cash and issued 40,193 common shares in satisfaction of the fourth payment.

Exploration and evaluation expenses

Three months ended June 30, 2024	Eskay	Snip	Other	Total
Accretion	$144	$—	$—	$144
Assays and analysis/storage	544	—	32	576
Camp and safety	92	—	5	97
Claim renewals and permits	1,004	—	5	1,009
Depreciation	1,440	—	—	1,440
Drilling	—	—	127	127
Environmental studies	8,441	109	—	8,550
Equipment rental	1,730	—	9	1,739
Fieldwork, camp support	3,419	—	413	3,832
Fuel	608	—	34	642
Geology, geophysics, and geochemical	5,554	—	394	5,948
Helicopter	259	—	78	337
Metallurgy	—	297	—	297
Part XII.6 tax, net of METC	247	—	—	247
Share-based payments (Note 7 and 9)	976	—	—	976
Transportation and logistics	1,275	—	24	1,299
Total for the period	$25,733	$406	$1,121	$27,260

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2024	Eskay	Snip	Other	Total
Accretion	$192	$—	$—	$192
Assays and analysis/storage	757	—	88	845
Camp and safety	266	—	5	271
Claim renewals and permits	1,341	—	5	1,346
Depreciation	1,964	—	—	1,964
Drilling	—	—	127	127
Environmental studies	15,654	137	—	15,791
Equipment rental	2,015	—	9	2,024
Fieldwork, camp support	4,344	—	454	4,798
Fuel	669	—	34	703
Geology, geophysics, and geochemical	13,586	—	613	14,199
Helicopter	433	—	78	511
Metallurgy	—	373	—	373
Part XII.6 tax, net of METC	148	—	—	148
Share-based payments (Note 7 and 9)	2,054	—	—	2,054
Transportation and logistics	1,937	—	24	1,961
Total for the period	$45,360	$510	$1,437	$47,307

Three months ended June 30, 2023	Eskay	Snip	Other	Total
Accretion	$52	$—	$—	$52
Assays and analysis/storage	94	—	23	117
Camp and safety	215	—	5	220
Claim renewals and permits	204	—	10	214
Community relations	—	—	2	2
Depreciation	439	—	—	439
Drilling	616	—	—	616
Electrical	2	—	—	2
Environmental studies	3,924	36	—	3,960
Equipment rental	216	—	1	217
Fieldwork, camp support	1,803	(8)	38	1,833
Fuel	392	5	14	411
Geology, geophysics, and geochemical	4,182	—	53	4,235
Helicopter	300	23	81	404
Metallurgy	425	—	—	425
Part XII.6 tax, net of METC	(294)	—	(27)	(321)
Share-based payments (Note 7 and 9)	988	—	—	988
Transportation and logistics	842	—	21	863
Total for the period	$14,400	$56	$221	$14,677

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Six months ended June 30, 2023	Eskay	Snip	Other	Total
Accretion	$105	$—	$—	$105
Assays and analysis/storage	1,002	—	70	1,072
Camp and safety	223	—	5	228
Claim renewals and permits	517	17	15	549
Community relations	—	—	5	5
Depreciation	872	—	—	872
Drilling	616	—	2	618
Electrical	4	—	—	4
Environmental studies	7,178	111	—	7,289
Equipment rental	382	—	2	384
Fieldwork, camp support	2,444	—	81	2,525
Fuel	426	5	14	445
Geology, geophysics, and geochemical	7,915	—	55	7,970
Helicopter	356	23	81	460
Metallurgy	814	—	—	814
Part XII.6 tax, net of METC	(108)	—	(4)	(112)
Share-based payments (Note 7 and 9)	1,266	—	—	1,266
Transportation and logistics	1,211	—	24	1,235
Total for the period	$25,223	$156	$350	$25,729

6.	PROJECT FINANCING PACKAGE

On June 24, 2024, the Company entered into binding agreements with Orion with respect to a Project Financing Package for the development and construction of Eskay. The significant terms of the components of the Project Financing Package are included below.

Equity Investment

Orion has committed to purchase US$100 million of the Company’s common shares. Orion was the back-end buyer of a $100 million development flow-through private placement transaction in which the Company issued 12,021,977 flow-through shares at a price of $8.3181 per flow-through share which closed on June 24, 2024. Orion also purchased 3,418,702 common shares priced at $6.6545 per common share which also closed on June 24, 2024 (Note 7). In aggregate, as at June 30, 2024, Orion has purchased US$75 million of its commitment to purchase US$100 million of the Company's common shares. The remaining US$25 million of the Company's common shares will be purchased by Orion at a later date, with pricing to be set at the time of the investment.

Orion will have the right to participate in any future equity or equity-linked offerings by the Company up to the level of its ownership at the time of the offering, provided that Orion continues to own at least 5% of the common shares outstanding of the Company. The common shares of the Company issued in connection with the equity investment are subject to customary 4-month hold period under applicable securities law in Canada.  In addition, until the earlier of (i) 12 months after the closing date; or (ii) the termination of the Senior Secured Term Loan or Gold Stream, Orion has agreed to not transfer the Company's common shares without approval from the Company’s Board of Directors.

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PROJECT FINANCING PACKAGE (continued)

Gold Stream

●	Deposit: Total deposit of US$200,000,000 (the “Deposit”) in a series of five deposits on the following schedule:
o	US$5,000,000 at the inception of the Gold Stream (received July 5, 2024);
o	US$45,000,000 between January 1, 2025 and June 30, 2025;
o	US$50,000,000 between April 1, 2025 and October 31, 2025;
o	US$50,000,000 between July 1, 2025 and January 31, 2026; and
o	US$50,000,000 between September 1, 2025 and March 31, 2026;
●	Drawdown of the Deposit is subject to satisfaction of certain customary conditions. The drawdown of the second deposit is subject to the Company’s receipt of the technical sample permit;
●	Area of interest: The area of interest for the Gold Stream is constrained to 500 meters around the existing Eskay mineral reserves and resources;
●	Deliveries: 10.55% of the payable gold production from Eskay (“Stream Percentage”) upon satisfaction of completion test (as defined in the agreement) on or before September 30, 2027. If the completion test was not satisfied by September 30, 2027, Stream Percentage will be 10.70%, 10.85% and 11.00% for the first, second and third calendar quarters following September 30, 2027, respectively, and 11.40% for the remaining calendar quarters until satisfaction of the completion test;
●	Purchase price of each Eskay gold ounce sold and delivered: Until the Deposit has been reduced to $nil, the purchase price payable is (i) a cash payment of 10% of the gold market price on LBMA AM three days prior to delivery; and (ii) the difference between the gold market price and the cash payment received is credited to the Deposit. Once the Deposit has been reduced to $nil, the purchase price payable is a cash payment of 10% of the gold market price on LBMA AM three days prior to delivery;
●	Buy-down option: For a period of 12 months following the projection completion date (as defined in the agreement), the Company may, at any time, reduce the Stream Percentage by 66.67% by repaying the proportional Deposit plus an imputed 18% internal rate of return (“IRR”);
●	Additional deposit: The Company has the option to draw an additional US$25,000,000 to US$100,000,000 available upon receipt of the full amount of the Deposit and fourth advance of the Senior Secured Term Loan, subject to a 2% option fee payable at the time of payment of the additional deposit, and a availability fee equal to 1% per annum of undrawn portion of the additional deposit, payable quarterly (“Availability Fee”);
●	Term: 20 years (“Initial Term”), which will be extended for successive 10-year periods (“Additional Term”). If there have been no active mining operations on Eskay during the final 10 years of Initial Term or throughout such Additional Term, the gold stream agreement will terminate at the end of the Initial Term or such Additional Term;
●	Financial covenants:
o	Until the Security Release Date, being the later of: (a) Orion yielding an imputed 13% IRR on the Deposit without taking into account the Availability Fee; and (b) the earlier of the date on which (i) the Senior Secured Term Loan is repaid in full or (ii) Orion is no longer the lender under the Senior Secured Term Loan, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
o	Until the Security Release Date, following the full drawdown or cancellation of the commitments under the Senior Secured Term Loan and the additional deposit, the Company shall maintain at all times unrestricted cash and cash equivalents of at least $25,000,000; and
●	Security: General security and share pledge agreements between Orion and the Company.

Condensed Interim Consolidated Financial Statements | 15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PROJECT FINANCING PACKAGE (continued)

Gold Stream (continued)

Management determined that the Gold Stream will be accounted for as a derivative instrument measured at fair value through profit and loss. There is no initial fair value amount to record in the financial statements for the Gold Stream as it was determined that the terms of the contract at inception represented market rates. As there were no draws on the Gold Stream at June 30, 2024, no amounts related to the Gold Stream have been recorded in the financial statements.

Senior Secured Term Loan

●	Facility amount: US$350,000,000 with a maturity date of September 30, 2031;
●	Availability period: Non-revolving multi-draw facility available after the US$100 million of the Deposit has been drawn. There are four advances of US$87.5 million available until December 31, 2026, limited to one advance per quarter. Each advance is subject to a discount of 2% of the principal amount, which is deducted from the advance and retained by Orion;
●	Availability fee on undrawn amounts: 1% per annum, payable in cash on each calendar quarter date;
●	Coupon: 3-month term Secured Overnight Financing Rate plus a margin of 7.75%;
●	Repayment:
o	The amount equal to the principal amount divided by the number of quarters remaining until September 30, 2031 shall be paid on December 31, 2027 and on each quarter thereafter
o	Until the project completion date (as defined in the agreement), interest is not required to be paid and instead will be accrued quarterly as part of the principal amount of the Senior Secured Term Loan;
o	Any net proceeds over the aggregate amount of $25,000,000 per year that are to arise from the disposition of certain assets or liquidated damages relating to Eskay shall be applied as prepayment to the principal and accrued interest of the Senior Secured Term Loan;
o	The Company may elect to voluntarily prepay the Senior Secured Term Loan without premium or penalty provided such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;
●	Prior to the first advance, the Company may cancel the facility without incurring any fees;
●	Financial covenant: Following the first advance, the Company shall maintain a debt service coverage ratio (as defined in the agreement) of no less than 1.25:1 for the six-month period ending on the last date of each quarter; and
●	Security: Guarantee of obligations as well as general security, share pledge and block account agreements between Orion and the Company.

Management determined that the Senior Secured Term Loan is a loan commitment until such time as the Company draws upon the facility, at which point it will be accounted for at amortized cost. At June 30, 2024, no amounts have been drawn on the Senior Secured Term Loan.

Transaction costs

In connection with the Project Financing Package, the Company incurred transaction costs of $4,228,000. The transaction costs were allocated to private placements, Gold Stream and Senior Secured Term Loan on a pro-rata basis. Of the total transaction costs, $1,085,000 were attributed to private placements as share issuance costs, $1,143,000 were attributed to the Gold Stream and expensed as consulting expense ($734,000) and professional fees ($409,000), and $2,000,000 were attributed to Senior Secured Term Loan which were recorded as Other Assets in the statement of financial position and will be offset against the proceeds to be received from Senior Secured Term Loan.

Condensed Interim Consolidated Financial Statements | 16

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements and bought deal offering

Transactions during the six months ended June 30, 2024

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545 per common share.

On June 24, 2024, the Company also closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181 per flow-through share. In connection with the offering, the Company recognized a flow-through share premium liability of $20,000,000. As a result of the issuance of flow-through shares, as at June 30, 2024, the Company has commitments to incur qualifying development expenditures (Note 4). The flow-through share premium liability as at June 30, 2024 has been recorded in current and non-current liabilities in the statement of financial position on the basis of Management's best estimate of when the Company will transfer the tax deductibility of qualifying expenditures financed by the flow-through shares to the flow-through shareholders.

In connection with the private placements above, the Company incurred share issuance costs of $1,085,000.

Transactions during the six months ended June 30, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share. In connection with the bought deal offering, the Company incurred share issuance costs of $4,074,000.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As of December 31, 2023, the share payments related to Milestones 1, 2 and 3 had been made. In April 2024, the Company issued the final share payment related to Milestone 4 by converting 79,858 Rights into 79,858 common shares of the Company.

Share-based payments

Stock options

Stock options have a maximum expiry date period of 5 years from the grant date. The Company determines the fair value of the stock options granted using the Black-Scholes option pricing model.

Condensed Interim Consolidated Financial Statements | 17

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Restricted share units and performance share units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b). For RSUs classified as equity settled share-based payments, the Company determines the fair value of the RSUs granted using the Company’s share price on grant date. For PSUs granted during the year ended December 31, 2023 and six months ended June 30, 2024, the fair values were determined using the Company’s share price on grant date.

Deferred share units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company. For DSUs classified as equity settled share-based payments, the Company determines the fair value of the DSUs granted using the Company’s share price on grant date.

Share purchase warrant, RSU, PSU and DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	PSUs	DSUs	Stock Options
		Weighted					Weighted
		Average					Average
	Number	Exercise Price	Number	Number	Number	Number	Exercise Price
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	—	5,033,425	$10.44
Granted	—	$—	607,750	770,000	86,257	485,151	$6.80
Exercised	(9,657)	$6.81	(400,776)	—	—	(267,524)	$3.86
Cancelled	(3,166)	$6.57	(197,456)	—	—	(351,134)	$11.80
Outstanding, December 31, 2023	—	$—	1,845,339	770,000	86,257	4,899,918	$10.34
Granted	—	$—	533,852	—	158,643	1,172,093	$5.83
Exercised	—	$—	(502,253)	—	—	(45,584)	$4.38
Cancelled	—	$—	(162,982)	(15,400)	—	(445,149)	$11.09
Outstanding, June 30, 2024	—	$—	1,713,956	754,600	244,900	5,581,278	$9.38
Exercisable, June 30, 2024	—	$—	—	—	—	3,821,703	$10.69

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management will only vest upon the Company raising at least $65,000,000. The Board of Directors also approved to grant 199,912 RSUs to an officer of the Company, with the RSUs to be granted upon meeting certain regulatory conditions and to vest on December 10, 2024 upon the Company raising at least $65,000,000. In June 2024, the regulatory and financing conditions were met.

Condensed Interim Consolidated Financial Statements | 18

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

On May 10, 2024, the Company granted 90,000 stock options and 10,000 RSUs to various employees of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.75 per common share.

On May 22, 2024, the Company granted 60,000 stock options to an employee of the Company. The stock options vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.48 per common share.

During the six months ended June 30, 2024, the Company granted 53,563 DSUs to the non-executive members of the Board of Directors in connection with the settlement of accrued directors fees.

In July 2024, 194,930 stock options were exercised for gross proceeds of $734,000. In August 2024, the Company issued 50,000 common shares upon vesting of certain RSUs.

The weighted average share price at the date of exercise of the stock options was $6.36 during the six months ended June 30, 2024 (2023 – $7.46). The weighted average share price at the date of exercise of the warrants was $7.69 during the six months ended June 30, 2023.

As at June 30, 2024, stock options, RSUs, and PSUs outstanding and exercisable were as follows:

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Stock options	1.00 - 5.00	743,843	0.70	743,843
	5.01 - 10.00	1,803,215	4.28	152,586
	10.01 - 15.00	3,034,220	1.82	2,925,274
		5,581,278	2.47	3,821,703

RSUs		1,713,956	0.76	—

PSUs		754,600	1.21	—

Condensed Interim Consolidated Financial Statements | 19

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Share-based payments expense for the three and six months ended June 30, 2024 and 2023 consist of:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Stock options	$1,123	$987	$1,897	$1,728
RSUs	597	2,278	2,618	3,975
PSUs	—	—	684	—
DSUs	—	75	600	75
	$1,720	$3,340	$5,799	$5,778

Recorded in exploration and evaluation expense	$976	$988	$2,054	$1,266
Recorded in general and administrative expense	744	2,352	3,745	4,512
	$1,720	$3,340	$5,799	$5,778

The weighted average fair value per unit of the Company's stock options and share units granted during the six months ended June 30, 2024 and 2023 were as follows:

	2024	2023
Stock options	$2.49	$4.14
RSUs	$6.34	$8.15
DSUs	$5.84	$6.38

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	2024	2023
Expected life (years)	3.5	3.5
Annualized volatility	54.07%	65.00%
Dividend rate	0.00%	0.00%
Risk-free interest rate	3.82%	3.86%

Condensed Interim Consolidated Financial Statements | 20

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three and six months ended June 30, 2024 and 2023 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Capital asset additions in accounts payable and accrued liabilities	$54	$1,138	$54	$1,138
Recognition of right-of-use assets and lease liabilities	$9,089	$—	$9,104	$—
Acquisition of vehicles through loan financing	$615	$—	$615	$—
Depreciation capitalized in exploration and evaluation interests	$673	$—	$673	$—
Sublease payments and security deposit in prepaid expense	$—	$—	$84	$—
Deposits reclassified to exploration and evaluation interests	$5,207	$—	$5,207	$—
Deposits reclassified to capital assets	$769	$1,686	$769	$1,686
Exploration and evaluation expenditures in accounts payable and accrued liabilities	$1,200	$—	$1,970	$—
Project financing costs in accounts payable and accrued liabilities	$2,595	$—	$2,595	$—
Settlement of accrued directors fees through issuance of DSUs	$122	$—	$327	$—
Share issue costs in accounts payable and accrued liabilities	$—	$138	$—	$138

During the three and six months ended June 30, 2024 and 2023, the Company did not make any payments towards income taxes (2023 – $nil).

9.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and six months ended June 30, 2024 and 2023 is as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Director remuneration	$95	$82	$191	$163
Officer & key management remuneration[1]	$876	$843	$1,752	$1,697
Termination benefits	$—	$—	$—	$675
Share-based payments	$1,801	$2,424	$4,603	$4,054
(1)	Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of both administrative compensation, consulting and exploration and evaluation expense categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Condensed Interim Consolidated Financial Statements | 21

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and six months ended June 30, 2024

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	RELATED PARTY TRANSACTIONS (continued)

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the three and six months ended June 30, 2024 and 2023 are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Exploration and evaluation expense	$254	$239	$513	$365
General and administrative expense	$1,547	$2,185	$4,090	$3,689

Recoveries

During the three and six months ended June 30, 2024, the Company recovered $nil (2023 – $2,000) and $nil (2023 – $6,000), respectively, from a company with a common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2024 is $729,000 (December 31, 2023 – $1,004,000) due to key management personnel in relation to compensation noted above.

10.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia determined that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia. The matter has been referred back to the Chief Gold Commissioner for rehearing and reconsideration in light of the British Columbia Court of Appeal’s decision. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study, Feasibility Study and updated Feasibility Study, the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

Condensed Interim Consolidated Financial Statements | 22